Exhibit 99.1

Biofrontera AG announces the closing of the capital raise with gross proceeds of EUR 24.7 million

Leverkusen, Germany, February 26, 2021– Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (“Biofrontera” or the “Company”), an international biopharmaceutical company, announces the closing of the capital increase resolved by the annual general meeting on May 28, 2020.

The capital increase was carried out by way of a subscription rights offering to existing shareholders of Biofrontera AG under German law. Unsubscribed shares were placed in the course of a public offering of American Depositary Shares (“ADS” and “ADS Offering”) in the United States. The Company raised total gross proceeds of approximately EUR 24.7 million.

As previously announced, Biofrontera AG has completed a concurrent subscription rights offering of its ordinary shares under German law to its existing shareholders. The subscription price was set at EUR 2.75 (or approximately USD 3.34 per share, representing the same per share price as the one used in the ADS Offering).

The underwritten ADS Offering was placed at a subscription price of USD 6.68 per ADS (equivalent to EUR 5.50 per ADS based on the noon buying rate of the Federal Reserve Bank of New York for the Euro on February 23, 2021). Each ADS represents two ordinary shares of Biofrontera AG with a nominal value of EUR 1.00 per share. The Company successfully placed a total of 1,334,002 ADSs (2,668,004 shares) for gross proceeds of USD 8.9 million through the underwriters. The ADSs trade on the NASDAQ Capital Market under the existing ticker symbol “BFRA”.

In total, the Company is issuing 8,969,870 new ordinary shares, including the ordinary shares underlying the ADSs. The newly issued ordinary shares shall be listed on the Frankfurt Stock Exchange under the current listing.

Net proceeds from these offerings will be used to conduct clinical studies aimed at improving the market positioning of Biofrontera’s lead product Ameluz®, in particular to seek FDA or other applicable regulatory approval for the extension of the indications in the United States to basal cell carcinoma, acne and actinic keratoses on body areas other than the face and scalp, as well as to complete the development of a larger BF-RhodoLED® lamp, invest in the procurement of the necessary materials for it and to seek any FDA or other regulatory approvals required to launch the new lamp, as well as for general corporate purposes.

The Benchmark Company, LLC and Lake Street Capital Markets have been acting as the managing underwriter with Lake Street Capital Markets as the “qualified independent underwriter” in connection with the ADS Offering.

In Germany, Quirin Privatbank in Berlin have been acting as Global Coordinator, European Bookrunner and Subscription Agent for the subscription rights offering.

A registration statement on Form F-3 relating to this U.S. offering has been filed with, and declared effective by, the Securities and Exchange Commission (“SEC”). The U.S. offering of these securities is being made only by means of a prospectus supplement, forming a part of the effective registration statement and is available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement relating to the U.S. offering, when available, may be obtained from Biofrontera, with an address of Hemmelrather Weg 201, D-51377, Leverkusen, Germany Telephone: +011 49 214 876 00, email: ir@biofrontera.com. In addition, the registration statement, including the prospectus supplement, is available to the public at www.sec.gov or www.biofrontera.com. In addition, you may contact The Benchmark Company by calling 212-312-6700 or prospectus@benchmarkcompany.com.

Legal counsel to the Company were McGuireWoods LLP in the U.S and LLR Rechtsanwälte PartG mbB in Germany.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, the securities described above, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any such state or jurisdiction.

-End-

For enquiries, please contact:

Biofrontera AG

Thomas Schaffer, Chief Financial Officer	ir@biofrontera.com
Pamela Keck, Head of IR	+49 (0) 214 87 63 2 0

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with over 150 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi® for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward-Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-3 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 I D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 I Telefax: +49 214 87632-90

info@biofrontera.com I www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) I Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln I Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102